Exhibit 99.1

Bezeq The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – July 30, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on July 29, 2010, its subsidiary Pelephone Communications Ltd. ("Pelephone") received a court judgment, dated July 27 2010, according to which a lawsuit and a motion to certify the lawsuit as a class action that were served against Pelephone in 2007 were rejected and dismissed by the court.

The lawsuit alleged that Pelephone misled subscribers of its new immigrants plan with respect to call connection fees. The total amount sought in the lawsuit was approximately NIS 239 million ($63.3 million).  For additional information regarding the lawsuit see Section 3.21.6 of Bezeq’s 2009 annual report.